82-1571

05013427

Hilton Group plc

RECEIVED
2005 DEC 20 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

SUPPL

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	23	11	31	2,888
BRIAN WALLACE	23	11	31	2,888
CHRISTOPHER BELL	23	11	31	2,888

PROCESSED
DEC 21 2005
THOMSON FINANCIAL

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
MICHAEL NOBLE	23	11	31	2,888
WOLFGANG NEUMANN	23	11	7	802
JOHN O'REILLY	23	11	31	2,888
BRYAN TAKER	23	11	31	2,888

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 DECEMBER 2005 AT 337.25P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD WHERE APPLICABLE).

Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 7 DECEMBER 2005 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 111,929,510 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.97% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	7,789,130
BANK OF NEW YORK BRUSSELS	1,121,700
BANK OF NEW YORK EUROPE LDN	4,478,900
BANK OF NEW YORK EUROPE LDN	335,700
BANK OF NEW YORK	347,400
BANKERS TRUST LONDON	627,600
BROWN BROTHERS HARRIMAN AND COMPANY	881,000
BROWN BROTHERS HARRIMAN AND COMPANY	4,883,570
BROWN BROTHERS HARRIMAN LTD LUX	698,700
CHASE MANHATTAN BANK AG FRNKFRT S	136,048
CHASE MANHATTAN LONDON	17,200

CITIBANK LONDON	298,700
CLYDESDALE BANK PLC	370,000
DEXIA PRIVATBANK	16,000
JP MORGAN CHASE BANK	10,998,400
JP MORGAN CHASE BANK	75,200
JP MORGAN CHASE BANK	278,400
JP MORGAN, BOURNEMOUTH	3,238,277
JP MORGAN, BOURNEMOUTH	985,520
JP MORGAN, BOURNEMOUTH	49,378,353
JP MORGAN, BOURNEMOUTH	1,484,353
MASTER TRUST BANK OF JAPAN	76,300
MELLON BANK N.A.	61,700
MELLON BANK	3,569,353
MIDLAND SECURITIES SERVICES	288,300
MORGAN STANLEY LONDON	113,799
N/A	9,900
NORTHERN TRUST CO	299,100
NORTHERN TRUST LONDON	12,342,886
NORTHERN TRUST LONDON	189,900
NORTHERN TRUST LONDON	184,700
STATE STR BK & TR CO LNDN (S	3,533,042

STATE STR BK & TR CO LNDN (S	209,352
STATE STREET BANK & TR CO	1,012,127
STATE STREET BANK & TR CO	1,297,200
STATE STREET BANK & TR CO	279,100
STATE STREET HONG KONG	22,600
TOTAL	111,929,510